X

AH 3/5/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III


02003066

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2002 WASH, D.C. 354

| SEC FILE NUMBER |
|---|
| 8- 16040 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J. Bush & Co., Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Whitney Avenue
(No. and Street)

New Haven, (City) CT (State) 06510 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Bush (203) 777-5900
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beers, Hamerman & Company, P.C.
(Name — *if individual, state last, first, middle name*)

234 Church Street (Address) New Haven, (City) CT (State) 06510 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

P

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-26-02

# OATH OR AFFIRMATION

I, Jonathan J. Bush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. Bush & Co., Incorporated, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

B. MARIE MOOREHEAD
NOTARY PUBLIC
MY COMMISSION EXPIRES ... 31, 2005

Signature

Chairman
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Accounting Control
- X (p) Focus Report - Part IIA

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# J. BUSH & CO., INCORPORATED

## FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

## YEARS ENDED DECEMBER 31, 2001 AND 2000



TABLE OF CONTENTS

Beers, Hamerman & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
J. Bush & Co., Incorporated

We have audited the accompanying statements of financial condition of J. Bush & Co., Incorporated as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Bush & Co., Incorporated as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beers, Hamerman & Company, PC

New Haven, Connecticut
February 8, 2002

234 Church Street • P.O. Box 9615 • New Haven, Connecticut 06535



J. BUSH & CO., INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

| Assets | December 31, 2001 | 2000 |
|---|---|---|
| Cash and cash equivalents - (Note 1) | $1,337,649 | $2,444,286 |
| Receivable from broker | 57,041 | 1,270 |
| Investment advisory fees receivable - (Note 1) | 622,589 | 1,273,539 |
| Furniture, equipment and leasehold improvements at cost, net - (Note 5) | 52,765 | 44,602 |
| Other assets | 3,717 | 3,717 |
| Total assets | $2,073,761 | $3,767,414 |

Liabilities and Shareholder's Equity

| | 2001 | 2000 |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ 337,057 | $1,849,734 |
| Accounts payable, parent - (Note 10) | 103,100 | 319,399 |
| Income taxes, net of a deferred tax asset of $10,716 for 2001 and 2000 | 67,168 | 68,554 |
| Total liabilities | 507,325 | 2,237,687 |
| Shareholder's equity - (Note 9): | | |
| Common stock - $.10 par value 175,000 shares authorized, 56,050 shares issued and outstanding | 5,605 | 5,605 |
| Paid-in capital | 327,281 | 327,281 |
| Retained earnings | 1,233,550 | 1,196,841 |
| Total shareholder's equity | 1,566,436 | 1,529,727 |
| Total liabilities and shareholder's equity | $2,073,761 | $3,767,414 |

See notes to financial statements.



# J. BUSH & CO., INCORPORATED

## STATEMENTS OF INCOME

| | Year Ended December 31, 2001 | Year Ended December 31, 2000 |
|---|---|---|
| Revenues: | | |
| Commissions | $ 654,788 | $ 496,393 |
| Less - clearing charges | 116,517 | 126,965 |
| Net commissions | 538,271 | 369,428 |
| Investment advisory fees | 3,305,358 | 6,200,046 |
| Interest and dividends | 49,459 | 86,830 |
| (Loss) gain on the sale of equipment | (8,457) | 15,548 |
| Net investment loss | (47,719) | (54,364) |
| Total revenues | 3,836,912 | 6,617,488 |
| Expenses: | | |
| Salaries and employee benefits - (Note 6) | 1,706,868 | 3,406,147 |
| Corporate services - (Note 10) | 1,442,473 | 2,391,931 |
| General and administrative | 508,052 | 588,846 |
| Occupancy - (Note 8) | 103,930 | 102,178 |
| Depreciation and amortization | 26,130 | 41,556 |
| Total expenses | 3,787,453 | 6,530,658 |
| Income before provision for income taxes | 49,459 | 86,830 |
| Provision for income taxes - (Notes 1 & 3) | 12,750 | 23,030 |
| Net income | $ 36,709 | $ 63,800 |

See notes to financial statements.



J. BUSH & CO., INCORPORATED

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

| | Common Stock | Paid-in Capital | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|
| Balance - December 31, 1999 | $ 5,605 | $ 327,281 | $ 1,133,041 | $ 1,465,927 |
| Net income | - | - | 63,800 | 63,800 |
| Balance - December 31, 2000 | 5,605 | 327,281 | 1,196,841 | 1,529,727 |
| Net income | - | - | 36,709 | 36,709 |
| Balance - December 31, 2001 | $ 5,605 | $ 327,281 | $ 1,233,550 | $ 1,566,436 |

See notes to financial statements.



J. BUSH & CO., INCORPORATED

STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2001 | 2000 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 36,709 | $ 63,800 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation and amortization | 26,130 | 41,556 |
| Loss (gain) on the sale of equipment | 8,457 | (15,548) |
| Decrease (increase) in operating assets: | | |
| Investment advisory fees receivable | 650,950 | 43,659 |
| Receivable from broker | (55,770) | (58) |
| (Decrease) increase in operating liabilities: | | |
| Income taxes, including deferred taxes | (1,386) | 18,565 |
| Accounts payable - parent | (216,299) | (3,204) |
| Accounts payable and accrued expenses | (1,512,678) | 750,080 |
| Net cash (used in) provided by operating activities | (1,063,887) | 898,850 |
| Cash flows from investing activities - | | |
| Purchase of furniture, equipment and leasehold improvements | (42,750) | (20,412) |
| Proceeds from the sale of equipment | - | 26,028 |
| Net cash (used in) provided by investing activities | (42,750) | 5,616 |
| Change in cash and cash equivalents | (1,106,637) | 904,466 |
| Cash and cash equivalents - beginning of year | 2,444,286 | 1,539,820 |
| Cash and cash equivalents - end of year | $ 1,337,649 | $2,444,286 |
| Supplemental information: | | |
| Cash paid for: | | |
| Interest | $ 109 | $ 402 |
| Income taxes | $ 12,495 | $ 4,464 |
| Noncash investing activities - | | |
| Allowance on trade-in of auto | $ 14,215 | $ - |

See notes to financial statements.



J. BUSH & CO., INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

J. Bush & Co., Incorporated (Company) is a wholly-owned subsidiary of Riggs Bank, NA of Washington, DC (Riggs).

Business activity

The Company engages in the securities business as a broker/dealer and investment advisor. The Company operates under the provisions of paragraph (K)(2)(ii) of rule 15c3-1 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (K)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue recognition

Securities transactions and the related commission income and expenses are recorded on a settlement date basis. Transactions are reviewed on a trade date basis and adjustments are made if unsettled transactions have a material effect on the financial statements. Investment advisory fees are recognized on a pro-rata basis over the term of the contract.

Investment advisory fees receivable

Management believes that all investment advisory fees receivable as of December 31, 2001 and 2000 are collectible; therefore, no allowance for doubtful accounts has been reflected in the financial statements.





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation on furniture and equipment is computed using accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repairs are charged to expense when incurred. When assets are disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any profit or loss on disposition is credited or charged to earnings.

Deferred income taxes

Deferred income taxes are provided to account for differences between the basis of assets and liabilities, principally relating to the calculation of depreciation and amortization of furniture, equipment and leasehold improvements for financial and tax reporting purposes.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,147,398, which was $1,113,577 in excess of the $33,821 minimum required. The Company's net capital ratio was 0.44 to 1.





NOTE 3 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its parent. Federal income taxes are calculated as if the company filed a separate federal income tax return. The Company files its own state and local tax returns. The current and deferred portions of the income tax provision included in the statement of income are as follows:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Current | $ 12,750 | $ 20,596 |
| Deferred | - | 2,434 |
| | $ 12,750 | $ 23,030 |

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker/dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with, and on behalf of, banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets that may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.





NOTE 5 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are stated at cost and consist of the following:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Furniture | $ 38,193 | $ 36,664 |
| Equipment | 275,112 | 245,645 |
| Leasehold improvements | 51,843 | 51,843 |
| | 365,148 | 334,152 |
| Less - accumulated depreciation and amortization | 312,383 | 289,550 |
| | $ 52,765 | $ 44,602 |

NOTE 6 - DEFERRED COMPENSATION PLAN

The Company participates in the 401(k) plan of its parent, allowing eligible employees to elect to contribute up to 15% of their compensation to the plan. The Company makes a matching contribution of 100% of the first $100 contributed plus 50% of additional contributions up to a maximum of 6% of eligible employee compensation. For the years ended December 31, 2001 and 2000, the Company's contributions were $11,951 and $11,249 respectively.

NOTE 7 - COMPENSATED ABSENCES

Employees are entitled to paid vacation and paid sick days depending on job classification length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

NOTE 8 - OPERATING LEASES

The Company leases its Connecticut office space, certain office equipment and vehicles under several non-cancelable operating leases, which expire over the next five years. The minimum annual lease payments under all non-cancelable leases are:





NOTE 8 - OPERATING LEASES – (CONTINUED)

| Year ending December 31, | Amount |
|---|---|
| 2002 | $ 91,758 |
| 2003 | $ 86,543 |
| 2004 | $ 86,543 |
| 2005 | $ 84,796 |

The Company's rent is adjusted annually for its share of the increase in certain operating expenses and real estate taxes.

The cost of all operating leases included in the statements of income for the year ended December 31, 2001 and 2000 was $120,832 and $116,638, respectively.

NOTE 9 - BOOK VALUE PER SHARE

The book value per share of $27.95 and $27.29 for the years ended December 31, 2001 and 2000, respectively, was determined by dividing the total shareholder's equity by the total number of common shares outstanding at that date.

NOTE 10 - INTERCOMPANY AGREEMENT/ACCOUNTS PAYABLE, PARENT

The Company has an intercompany operating and servicing agreement with Riggs, whereby Riggs is to provide corporate and operational support to the Company. In 2001, the Company charged $1,442,473 to operations for this support. In 2000, $2,391,931 was charged to operations. At December 31, 2001 and 2000, the amount owed to Riggs was $103,100 and $319,399, respectively.

The Company also has a referral agreement with Riggs under which they pay referral fees for certain accounts. During 2001, the Company was charged referral fees of $185,107. At December 31, 2001, the referral fees owed to Riggs were $84,404.



J. BUSH & CO., INCORPORATED

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION

DECEMBER 31, 2001

| | | |
|---|---|---|
| Net capital: | | |
| Total shareholders' equity | | $1,566,436 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Investment advisory fees receivable | $335,869 | |
| Furniture, equipment and leasehold improvements, net | 52,765 | |
| Other | 3,717 | (392,351) |
| Net capital before haircuts on securities | | 1,174,085 |
| Haircuts on securities (pursuant to rule 15c3-1): | | |
| Debt securities | 1,000 | |
| Money market funds | 25,687 | (26,687) |
| Net capital | | 1,147,398 |
| Aggregate indebtedness: | | |
| Accounts payable and accrued expenses | | 337,057 |
| Accounts payable, parent | | 103,100 |
| Income taxes, including deferred taxes | | - |
| Total aggregate indebtedness | | 440,157 |
| Computation of basic net capital requirement: | | |
| Net capital | | 1,147,398 |
| Minimum net capital required | | (33,821) |
| Excess net capital at 1500 percent | | 1,113,577 |
| Excess net capital at 1000 percent | | 1,096,665 |
| Ratio: Aggregate indebtedness to net capital | | 0.44 to 1 |
| Reconciliation with Company's computation: | | |
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | | $1,147,398 |

Beers, Hamerman & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL

To the Officers and Directors of
J. Bush & Co., Incorporated

In planning and performing our audits of the financial statements of J. Bush & Co., Incorporated for the year ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by J. Bush & Co., Incorporated, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

234 Church Street • P.O. Box 9615 • New Haven, Connecticut 06535
203.787.6527 • Fax: 203.776.8745 • www.bhco.com



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

Beers, Hamerman & Company PC

New Haven, Connecticut

February 8, 2002

| FORM X-17A-5 | **FOCUS REPORT**<br>**(Financial and Operational Combined Uniform Single Report)**<br>**Part IIA Quarterly 17a-5(a)**<br>**INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17** |
|---|---|

## COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: J. BUSH & CO., INCORPORATED [0013]

SEC File Number: 8- 16040 [0014]

Address of Principal Place of Business: 55 WHITNEY AVENUE [0020]

NEW HAVEN [0021] CT [0022] 06510 [0023]

Firm ID: 5355 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: JONATHAN BUSH, CHMN [0030] Phone: (203) 777-5900 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

# ASSETS

Consolidated [0198] Unconsolidated (selected) [0199]

| | | Allowable | Non-Allowable | Total |
|---|---|---|---|---|
| 1. | Cash | 53,290 [0200] | | 53,290 [0750] |
| 2. | Receivables from brokers or dealers: | | | |
| | A. Clearance account | [0295] | | |
| | B. Other | 1,627,119 [0300] | 335,869 [0550] | 1,962,988 [0810] |
| 3. | Receivables from non-customers | [0355] | [0600] | 0 [0830] |
| 4. | Securities and spot commodities owned, at market value: | | | |
| | A. Exempted securities | [0418] | | |
| | B. Debt securities | 1,000 [0419] | | |
| | C. Options | [0420] | | |
| | D. Other securities | [0424] | | |
| | E. Spot commodities | [0430] | | 1,000 [0850] |
| 5. | Securities and/or other investments not readily marketable: | | | |
| | A. At cost [0130] | | | |
| | B. At estimated fair value | [0440] | [0610] | 0 [0860] |
| 6. | Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [0460] | [0630] | 0 [0880] |
| | A. Exempted securities [0150] | | | |

| | | | | |
|---|---|---|---|---|
| | B. Other securities | | | |
| | [0160] | | | |
| 7. | Secured demand notes market value of collateral: | [0470] | [0640] | 0 [0890] |
| | A. Exempted securities | | | |
| | [0170] | | | |
| | B. Other securities | | | |
| | [0180] | | | |
| 8. | Memberships in exchanges: | | | |
| | A. Owned, at market | | | |
| | [0190] | | | |
| | B. Owned, at cost | | [0650] | |
| | C. Contributed for use of the company, at market value | | [0660] | 0 [0900] |
| 9. | Investment in and receivables from affiliates, subsidiaries and associated partnerships | [0480] | [0670] | 0 [0910] |
| 10. | Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [0490] | 52,765 [0680] | 52,765 [0920] |
| 11. | Other assets | [0535] | 3,717 [0735] | 3,717 [0930] |
| 12. | **TOTAL ASSETS** | 1,681,409 [0540] | 392,351 [0740] | 2,073,760 [0940] |

## LIABILITIES AND OWNERSHIP EQUITY

| | Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|---|
| 13. | Bank loans payable | [1045] | [1255] | 0 [1470] |
| 14. | Payable to brokers or dealers: | | | |
| | A. Clearance account | [1114] | [1315] | 0 [1560] |
| | B. Other | [1115] | [1305] | 0 [1540] |
| 15. | Payable to non-customers | [1155] | [1355] | 0 [1610] |
| 16. | Securities sold not yet purchased, at market value | | [1360] | 0 [1620] |
| 17. | Accounts payable, accrued liabilities, expenses and other | 507,324 [1205] | [1385] | 507,324 [1685] |
| 18. | Notes and mortgages payable: | | | |
| | A. Unsecured | [1210] | | 0 [1690] |
| | B. Secured | [1211] | [1390] | 0 [1700] |
| 19. | Liabilities subordinated to claims of general creditors: | | | |
| | A. Cash borrowings: | | [1400] | 0 [1710] |
| | 1. from outsiders [0970] | | | |
| | 2. Includes equity subordination (15c3-1(d)) of [0980] | | | |
| | B. Securities borrowings, at market value: | | [1410] | 0 [1720] |
| | from outsiders [0990] | | | |

| | | | | |
|---|---|---|---|---|
| C. | Pursuant to secured demand note collateral agreements: | | [1420] | 0 [1730] |
| 1. | from outsiders [1000] | | | |
| 2. | Includes equity subordination (15c3-1(d)) of [1010] | | | |
| D. | Exchange memberships contributed for use of company, at market value | | [1430] | 0 [1740] |
| E. | Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | 0 [1750] |
| 20. | **TOTAL LIABLITIES** | 507,324 [1230] | 0 [1450] | 507,324 [1760] |

## Ownership Equity

| | | Total |
|---|---|---|
| 21. | Sole proprietorship | [1770] |
| 22. | Partnership (limited partners ____ [1020] ) | [1780] |
| 23. | Corporations: | |
| A. | Preferred stock | [1791] |
| B. | Common stock | 5,605 [1792] |
| C. | Additional paid-in capital | 327,281 [1793] |
| D. | Retained earnings | 1,233,550 [1794] |
| E. | Total | 1,566,436 [1795] |
| F. | Less capital stock in treasury | [1796] |
| 24. | **TOTAL OWNERSHIP EQUITY** | 1,566,436 [1800] |

| | | |
|---|---|---|
| 25. | TOTAL LIABILITIES AND OWNERSHIP EQUITY | 2,073,760 [1810] |

## STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2001 [3932] Period Ending 12/31/2001 [3933] Number of months 3 [3931]

### REVENUE

| | | | |
|---|---|---|---|
| 1. | Commissions: | | |
| | a. | Commissions on transactions in exchange listed equity securities executed on an exchange | 39,555 [3935] |
| | b. | Commissions on listed option transactions | [3938] |
| | c. | All other securities commissions | 36,566 [3939] |
| | d. | Total securities commissions | 76,121 [3940] |
| 2. | Gains or losses on firm securities trading accounts | | |
| | a. | From market making in options on a national securities exchange | [3945] |
| | b. | From all other trading | -39,453 [3949] |
| | c. | Total gain (loss) | -39,453 [3950] |
| 3. | Gains or losses on firm securities investment accounts | | [3952] |
| 4. | Profit (loss) from underwriting and selling groups | | [3955] |
| 5. | Revenue from sale of investment company shares | | [3970] |
| 6. | Commodities revenue | | [3990] |
| 7. | Fees for account supervision, investment advisory and administrative services | | 727,797 [3975] |
| 8. | Other revenue | | 8,523 [3995] |
| 9. | Total revenue | | 772,988 [4030] |

### EXPENSES

| | | | |
|---|---|---|---|
| 10. | Salaries and other employment costs for general partners and voting stockholder officers | | [4120] |
| 11. | Other employee compensation and benefits | | 355,126 [4115] |
| 12. | Commissions paid to other broker-dealers | | [4140] |
| 13. | Interest expense | | [4075] |
| | a. | Includes interest on accounts subject to subordination agreements [4070] | |

| | | | |
|---|---|---|---|
| 14. | Regulatory fees and expenses | | 4,915 [4195] |
| 15. | Other expenses | | 404,425 [4100] |
| 16. | Total expenses | | 764,466 [4200] |

## NET INCOME

| | | | |
|---|---|---|---|
| 17. | Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16) | | 8,522 [4210] |
| 18. | Provision for Federal Income taxes (for parent only) | | 2,000 [4220] |
| 19. | Equity in earnings (losses) of unconsolidated subsidiaries not included above | | [4222] |
| | a. After Federal income taxes of | [4238] | |
| 20. | Extraordinary gains (losses) | | [4224] |
| | a. After Federal income taxes of | [4239] | |
| 21. | Cumulative effect of changes in accounting principles | | [4225] |
| 22. | Net income (loss) after Federal income taxes and extraordinary items | | 6,522 [4230] |

**MONTHLY INCOME**

| | | | |
|---|---|---|---|
| 23. | Income (current monthly only) before provision for Federal income taxes and extraordinary items | | 2,298 [4211] |

## EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8- 43559 [4335A] | TRADITION ASIEL SECURITIES INC [4335A2] | All [4335B] |
| 8- ______ [4335C] | [4335C2] | [4335D] |
| 8- ______ [4335E] | [4335E2] | [4335F] |
| 8- ______ [4335G] | [4335G2] | [4335H] |
| 8- ______ [4335I] | [4335I2] | [4335J] |

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

## COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | 1,566,436 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | | 1,566,436 [3500] |
| 4. | Add: | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 0 [3520] |
| | B. Other (deductions) or allowable credits (List) | | | |
| | | [3525A] | [3525B] | |
| | | [3525C] | [3525D] | |
| | | [3525E] | [3525F] | 0 [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | 1,566,436 [3530] |
| 6. | Deductions and/or charges: | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | | 392,351 [3540] | |
| | B. Secured demand note deficiency | | [3590] | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | | [3600] | |
| | D. Other deductions and/or charges | | [3610] | -392,351 [3620] |
| 7. | Other additions and/or credits (List) | | | |
| | | [3630A] | [3630B] | |
| | | [3630C] | [3630D] | |
| | | [3630E] | [3630F] | 0 [3630] |
| 8. | Net capital before haircuts on securities positions | | | 1,174,085 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| | A. Contractual securities commitments | | [3660] | |

B. Subordinated securities borrowings ____ [3670]

C. Trading and investment securities:

1. Exempted securities ____ [3735]

2. Debt securities 1,000 [3733]

3. Options ____ [3730]

4. Other securities 25,687 [3734]

D. Undue Concentration ____ [3650]

E. Other (List)

| | |
|---|---|
| [3736A] | [3736B] |
| [3736C] | [3736D] |
| [3736E] | [3736F] |

0 [3736] -26,687 [3740]

10. Net Capital 1,147,398 [3750]

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

11. Minimum net capital required (6-2/3% of line 19) 33,821 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) 5,000 [3758]

13. Net capital requirement (greater of line 11 or 12) 33,821 [3760]

14. Excess net capital (line 10 less 13) 1,113,577 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19) 1,096,665 [3780]

## COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition 507,324 [3790]

17. Add:

A. Drafts for immediate credit ____ [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited ______ [3810]

C. Other unrecorded amounts(List)

| | | |
|---|---|---|
| ______ [3820A] | ______ [3820B] | |
| ______ [3820C] | ______ [3820D] | |
| ______ [3820E] | ______ [3820F] | |
| | 0 [3820] | 0 [3830] |

19. Total aggregate indebtedness 507,324 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 44 [3850]

## OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

## SCHEDULED WITHDRAWALS

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual | Name of Lender or Contributor | Insider or Outsider | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | Withdrawal or Maturity Date (MMDDYYYY) | Expect to Renew |
|---|---|---|---|---|---|
| _ [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| _ [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| _ [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| _ [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| _ [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| _ [4650] | [4651] | [4652] | [4653] | [4654] | [4655] |
| _ [4660] | [4661] | [4662] | [4663] | [4664] | [4665] |
| _ [4670] | [4671] | [4672] | [4673] | [4674] | [4675] |
| _ [4680] | [4681] | [4682] | [4683] | [4684] | [4685] |
| _ [4690] | [4691] | [4692] | [4693] | [4694] | [4695] |
| | | TOTAL $ | 0 [4699] | | |

Omit Pennies

**Instructions** Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| Withdrawal Code | Description |
|---|---|
| 1 | Equity Capital |
| 2 | Subordinated Liabilities |
| 3 | Accruals |
| 4 | 15c3-1(c)(2)(iv) Liabilities |

# STATEMENT OF CHANGES

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. | Balance, beginning of period | | 1,559,914 [4240] |
| | A. Net income (loss) | | 6,522 [4250] |
| | B. Additions (includes non-conforming capital of | [4262] ) | [4260] |
| | C. Deductions (includes non-conforming capital of | [4272] ) | [4270] |
| 2. | Balance, end of period (From item 1800) | | 1,566,436 [4290] |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. | Balance, beginning of period | [4300] |
| | A. Increases | [4310] |
| | B. Decreases | [4320] |
| 4. | Balance, end of period (From item 3520) | 0 [4330] |

J. BUSH & CO., INCORPORATED